SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 30, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

SIGNATURES

Date October 30, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:
Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso’s Interim Review, January 1- September 30, 2002:
ORDER INTAKE CONTINUED SATISFACTORY AND GEARING DECREASED

(Helsinki, Finland,October 30, 2002)

•	Metso Corporation’s (NYSE: MX; HEX: MEO) net sales in January-September totaled EUR 3,394 million (1-9/2001: EUR 2,906 million).

•	New orders were received to the value of EUR 3,604 million (EUR 2,609 million).

•	The order backlog at the end of September was EUR 1,838 million (Dec 31, 2001: EUR 1,772 million).

•	Operating profit before nonrecurring items and amortization of goodwill in January-September was EUR 156.0 million (EUR 195.1 million). Operating profit was EUR 94.0 million (EUR 170.5 million).

•	Earnings per share excl. nonrecurring items and amortization of goodwill were EUR 0.50 (EUR 1.06). Earnings per share were EUR 0.13 (EUR 0.83).

•	In January-September Metso’s net cash provided by operating activities was EUR 159 million (EUR 151 million) and in July-September EUR 107 million (EUR 17 million).

Metso’s market environment continued to be uncertain in July-September, and the deliveries were at a lower level than had been expected. However, the Corporation’s total order intake for the third quarter remained satisfactory.

In January-September, the value of new orders received by Metso totaled EUR 3,604 million. Metso’s order backlog increased by 4 percent from the end of 2001.

Metso’s net sales for January-September 2002 increased by 17 percent compared with the corresponding period in 2001. Of the Corporation’s net sales, 40 percent came from the deliveries of Metso Minerals, 39 percent from Metso Paper, 13 percent from Metso Automation and 8 percent from Metso Ventures. Aftermarket services accounted for 33 percent of the Corporation’s net sales.

In January-September, Metso’s operating profit before nonrecurring items and amortization of goodwill represented 4.6 percent of net sales. Profitability was weakened mainly by the low delivery level.

The third quarter net cash provided by operating activities was good, EUR 107 million. Net working capital of EUR 55 million was released, particularly from Metso Minerals.

“Despite of the uncertain market situation in the third quarter, we still received orders satisfactorily. In addition, as the net cash provided by operating activities was good, our gearing ratio decreased significantly,” says Tor Bergman, President and CEO of Metso Corporation.

Although Metso’s market outlook is estimated to continue to be uncertain, the demand for the Corporation’s products is estimated to remain at the current level. As the year’s second half deliveries are concentrated in the final quarter, the fourth quarter operating profit is expected to exceed last year’s corresponding period.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Sakari Tamminen, Executive Vice President & CFO, Metso Corporation,
Tel. +358 204 843 010
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, Tel. +358 204 843 253

ENCLOSURE
Metso Corporation’s Interim Review for January — September 2002

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

Interim Review

January 1 — September 30, 2002

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Linking Innovations

Interim Review January 1 — September 30, 2002

Metso is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation is expanding to become a comprehensive supplier of services and customer core processes — the global leader in its sector. A key component in Metso’s strategy is the application and innovative linking of process automation and control technology with know-how in fiber and paper technology and in rock and mineral processing.

Metso Corporation key figures

	7-9/02	1-9/02	1-9/01	1-12/01
	EUR	EUR	EUR	EUR

		(In millions)
Net sales	1,105	3,394	2,906	4,343
Operating profit before nonrecurring items and amortization of goodwill	37.8	156.0	195.1	270.5
% of net sales	3.4	4.6	6.7	6.2
Operating profit	20.5	94.0	170.5	246.3
% of net sales	1.9	2.8	5.9	5.7
Income before extraordinary items and income taxes	3	39	172	222
Earnings/share excluding nonrecurring items and amortization of goodwill, EUR	0.07	0.50	1.06	1.26
Earnings/share, EUR	0.01	0.13	0.83	1.09
Orders received	1,057	3,604	2,609	3,778
		30.9.02	30.9.01	31.12.01
Order backlog		1,838	1,985	1,772
Equity to assets ratio, %		31.8	30.0	31.1
Gearing, %		87.3	88.5	84.8

Svedala, acquired by Metso Corporation on September 14, 2001, is included in the figures from the final quarter of 2001 onwards.

Markets

Metso’s market environment continued to be uncertain in July-September and deliveries were at a lower level than had been expected. However, the Corporation’s total order intake for the third quarter remained satisfactory.

     The market for Metso Paper remained satisfactory and the value of orders received was somewhat better than in the comparison period, January-September 2001. Orders for some large paper production lines and extensive rebuilds were received in Europe, Canada and China. Fiber line investment projects were concentrated in South America and Europe. The demand for rebuilds was satisfactory, while the demand for aftermarket services was good.

     The demand for Metso Minerals’ products supplied to the construction and civil engineering industries remained relatively good in Europe, except for Germany. With respect to Asia, the Chinese and Indian markets continued to be buoyant. In North America, on the other hand, the market was still weak. A gradual strengthening in demand for mining industry products continued in the southern hemisphere.

     The demand for Metso Automation’s products remained satisfactory overall.

Orders received and order backlog

In January-September, the value of new orders received by Metso totaled EUR 3,604 million, an increase of 38 percent from the comparison period. Of the new orders, 46 percent originated from Europe, 29 percent from North America, 11 percent from Asia-Pacific, 10 percent from South America and 4 percent from the rest of the world.

     Metso’s order backlog was EUR 1,838 million at the end of September, an increase of 4 percent from the end of 2001. Metso Paper accounted for 59 percent of the Corporation’s order backlog, Metso Minerals for 24 percent, Metso Automation for 11 percent and Metso Ventures for 6 percent.

Net sales

Metso’s net sales for January-September totaled EUR 3,394 million, 17 percent more than in the comparison period. Aftermarket services accounted for 33 percent of the Corporation’s net sales (excluding Metso Ventures). Of the Corporation’s net sales, 39 percent came from the deliveries of Metso Paper, 40 percent from Metso Minerals, 13 percent from Metso Automation and 8 percent from Metso Ventures.

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     Exports and operations outside Finland accounted for 92 percent of the Corporation’s net sales, or EUR 3,123 million. 46 percent of net sales originated from Europe, 27 percent from North America, 14 percent from Asia-Pacific, 9 percent from South America and 4 percent from the rest of the world.

Result

The Corporation’s operating profit before nonrecurring items and amortization of goodwill was EUR 156.0 million, representing 4.6 percent of net sales. The corresponding operating profit percentages for Metso’s business areas were Metso Paper 5.5 percent, Metso Minerals 5.9 percent, Metso Automation 3.2 percent and Metso Ventures 4.2 percent. Profitability for the review period was weakened mainly by the low delivery level.

     Nonrecurring income totaled EUR 8 million in January-September. On the other hand, nonrecurring expenses, mainly due to business restructuring, totaled EUR 27 million. Nonrecurring expenses in January-September were recorded as follows: Metso Minerals EUR 12 million, Metso Paper EUR 9 million, Metso Panelboard EUR 5 million and Metso Automation EUR 1 million. The Corporation’s nonrecurring expenses for the third quarter were EUR 10 million. A nonrecurring income of EUR 7 million on the sale of Partek Corporation shares was booked in the third quarter.

     Metso’s operating profit for January-September was EUR 94.0 million, or 2.8 percent of net sales. Income before extraordinary items and taxes was EUR 39 million.

     The Corporation’s net financial expenses were EUR 55 million, including dividend income of EUR 7 million.

     Net income for the period was EUR 17 million. Earnings per share were EUR 0.13 or, excluding nonrecurring items and amortization of goodwill, EUR 0.50. The return on capital employed (ROCE) was 5.0 percent, while the return on equity (ROE) was 1.9 percent.

     The taxes corresponding to the taxable income for the review period have been entered as taxes. The tax rate has risen because amortization of goodwill has increased from the comparison period.

Cash flow and balance sheet

In July-September, Metso’s net cash provided by operating activities was good, at EUR 107 million. Net working capital of EUR 55 million was released, particularly from Metso Minerals. For the whole review period, net cash provided by operating activities was EUR 159 million. Net interest-bearing liabilities fell from EUR 1,312 million at the end of June to EUR 1,184 million at the end of September.

     Gearing, i.e. the ratio of net interest-bearing liabilities to shareholders’ equity, fell from 96.1 percent at the end of June to 87.3 percent at the end of September. Long-term interest bearing debt accounted for 84 percent of total debt. The Corporation’s equity to assets ratio was 31.8 percent.

Capital expenditure

In January-September, Metso’s gross capital expenditure totaled EUR 142 million (1-9/01: EUR 905 million).

Revised strategy for Metso Automation

Metso Automation’s strategy was revised during the review period. The emphasis will now be on industry-specific process automation for the pulp and paper industry and for rock and mineral processing, as well as field systems solutions for various industry sectors. The goal is to improve the profitability of the automation business and to better utilize the Corporation’s internal synergy potential.

     Metso Automation is a leading supplier of automation and control systems for the pulp and paper industry and provides, together with Metso Paper, comprehensive production and service solutions. New generation automation solutions are now being integrated with Metso Minerals’ products to strengthen the business area’s market position.

Integration of Metso Minerals

Metso Minerals’ operational integration was concluded by the end of September. Decisions had been made on the closing or divesting of 12 production units mainly in North America. Of these, 9 were implemented by the end of September and the rest will be concluded by the end of the year. The integration of distribution operations was also completed, and as a result about 70 distribution and service units were closed. These decisions will reduce Metso Minerals’ personnel by about 1,800 from the beginning of integration to the end of 2002. In addition, Metso Minerals has sold or closed four non-core businesses — Svedala Robot B.V., Kranlyft, Interconsult and Oy Rolac Ab. The combined net sales of these units totaled EUR 79 million in 2001.

     At the beginning of the process, it was estimated that the annual synergy benefits of integration would amount to EUR 70 million and be realized in full in 2003. During the integration the target has been raised to exceed EUR 90 million, of which more than half are expected to be realized in 2002.

The focus of Metso Minerals’ operational integration has

shifted to the reduction of working capital. The target is to release capital employed amounting to approx. EUR 350 million during the first 18 months following the acquisition of Svedala, i.e. by the end of March, 2003. Over half of this target had been reached by the end of September, 2002.

Corporate-wide synergy projects

During the review period, Metso continued the reorganization of its administrative functions in North America and the project aiming to exploit the synergy potential within the Corporation’s purchasing activities. These two projects are estimated to produce annual cost benefits of over EUR 50 million. In addition, Metso continued to unify its administrative operations in China and to concentrate its Brazilian operations in Sorocaba, São Paulo. All of these projects are aimed at better utilizing joint resources, processes and methods.

Acquisitions

In September, Metso acquired YIT’s 51 percent holding in Scandinavian Mill Service Oy and now has full ownership of the company. The company’s net sales in 2001 were EUR 5.3 million and it employs about 140 people. The acquisition supports Metso Paper’s aim to expand its scope in daily service operations within the pulp and paper industry.

Research and development

Metso’s research and development expenditure in the review period totaled EUR 113 million (1-9/01: EUR 96 million), representing 3.3 percent of the Corporation’s net sales. The largest single product development item was the renewal of the mechanical pulp pilot plant. In addition, investments were made in a new recovery concept for recycled fiber and the development of automation and IT solutions.

Personnel

At the end of September, Metso employed 28,672 persons, 5 percent less than at the end of 2001.

     Of the personnel 36 percent were employed by Metso Paper, 38 percent by Metso Minerals, 15 percent by Metso Automation and 11 percent by Metso Ventures. The Corporation had 37 percent of the total personnel in Finland, 12 percent in other Nordic countries, 18 percent in other European countries, 17 percent in North America, 5 percent in Asia-Pacific, 6 percent in South America and 5 percent in the rest of the world.

Shares

At the end of September, the total number of Metso Corporation’s outstanding shares was 136,189,704, and the share capital was EUR 232 million.

     The Helsinki Exchanges traded 58 million Metso Corporation shares in January-September, equivalent to a turnover of EUR 759 million. The share price on September 30, 2002 was EUR 8.80. The highest quotation was EUR 15.15 and the lowest EUR 8.45. The Corporation’s market capitalization in the Helsinki Exchanges on September 30, 2002 was EUR 1,199 million. Metso’s ADS turnover on the New York Stock Exchange amounted to USD 8.6 million. The price of an ADS receipt on September 30, 2002 was USD 8.60. The highest quotation in January-September was USD 14.26 and the lowest USD 8.45.

Events after the review period

Sakari Tamminen, Metso’s Executive Vice President & CFO and Deputy to the President, has been appointed President and CEO of Rautaruukki Corporation as of January 1, 2004. Tamminen will become the company’s Senior Executive Vice President and Deputy to the President by May 1, 2003.

     Metso Corporation’s Board of Directors has appointed Olli Vaartimo (52), M.Sc. (Econ), as the Corporation’s Executive Vice President, CFO and Deputy to the President. Vaartimo will start in this position by May 1, 2003. Olli Vaartimo is currently President of Metso Minerals. Prior to his current position, he was Executive Vice President of Rauma Corporation from 1991 and President of Rauma Corporation’s Nordberg Group from 1993. Vaartimo joined Rauma-Repola in 1974.

Short-term outlook

Metso’s market outlook is estimated to continue to be uncertain. However, demand for the Corporation’s products is estimated to remain at the current level. The demand for fiber and paper technology is not expected to improve in the near future in Europe or in North America. The Chinese market is still expected to develop favorably. The demand for construction and civil engineering industry products is estimated to remain at the present level in Europe. North American infrastructure investments are still not expected to increase in the final quarter of the year. The outlook for mining industry is estimated to remain at its present level. The demand for automation and control technology products is expected to improve somewhat in the final quarter.

     As the year’s second half deliveries are concentrated in the final quarter, the fourth quarter operating profit is expected to exceed last year’s corresponding period.

     Helsinki, October 30, 2002

     Board of Directors, Metso Corporation

BUSINESS AREA REVIEWS

Metso Paper

Metso Paper supplies pulp and paper industry processes, machinery and equipment, and related know-how and aftermarket services. Metso Paper is the global market leader in supplying papermaking lines. Its product range is the widest on the market, covering the whole production chain from pulping to paper roll handling and the converting of packaging materials.

Metso Paper key figures

	7-9/02	1-9/02	1-9/01	Change
	EUR	EUR	EUR	%

	(In millions)
Net sales	453	1,355	1,720	(21)
Operating profit before nonrecurring items and amortization of goodwill	14.0	74.1	142.4	(48)
% of net sales	3.1	5.5	8.3
Operating profit	10.7	58.2	126.4	(54)
% of net sales	2.4	4.3	7.3
Orders received	434	1,481	1,407	5
		30.9.02	31.12.01
Order backlog		1,111	1,029	8

Metso Paper’s net sales for January-September totaled EUR 1,355 million, a decrease of 21 percent from the comparison period mainly due to a decrease in large paper technology deliveries. Aftermarket services accounted for 26 percent of Metso Paper’s net sales.

     Metso Paper’s operating profit before nonrecurring items and amortization of goodwill was EUR 74.1 million, representing 5.5 percent of net sales. Low delivery volumes and the low production capacity utilization rate weakened profitability. Third quarter profit was affected by projects under production being weighted towards the fourth quarter. Metso Paper continued to take measures to improve flexibility of production and to reduce costs.

     The value of new orders exceeded the level of January-September last year, totaling EUR 1,481 million. Only some large paper machine projects were implemented in Europe, Canada and China. Investments in fiber lines were made mainly in South America and Europe. The demand for rebuilds remained satisfactory. On the other hand, the market for aftermarket services continued to be good. Metso Paper’s order backlog at the end of September was 8 percent higher than at the end of 2001, totaling EUR 1,111 million.

Metso Minerals

Metso Minerals is the global market leader in supplying solutions, equipment and aftermarket services for rock and mineral crushing processes. Its production and service selection is the widest on the market, covering solutions for mineral processing, sand and gravel production, construction, crushing contracting and the recycling of minerals and metals. The main customer segments are civil engineering contractors, quarries and mines.

Metso Minerals key figures

	7-9/02	1-9/02	1-9/01	Change
	EUR	EUR	EUR	%

	(In millions)
Net sales	427	1,381	406	240
Operating profit before nonrecurring items and amortization of goodwill	21.9	80.8	28.8	181
% of net sales	5.1	5.9	7.1
Operating profit	7.1	35.7	22.8	57
% of net sales	1.7	2.6	5.6
Orders received	415	1,429	438	226
		30.9.02	31.12.01
Order backlog		461	499	(8)

Metso Minerals’ net sales for January-September totaled EUR 1,381 million. Net sales growth was restricted by seasonal factors in the construction and civil engineering sector, which was reflected in third quarter deliveries. Aftermarket services accounted for 44 percent of Metso Minerals’ net sales.

     Operating profit before nonrecurring items and amortization of goodwill was EUR 80.8 million, representing 5.9 percent of net sales. Low delivery volumes weakened Metso Minerals’ profitability in the third quarter, while synergy benefits did not yet have their full effect. In addition, the third quarter result was burdened by low capacity utilization.

     Metso Minerals’ operational integration proceeded according to plan in the review period. In July, Svedala Robot B.V., a Dutch company manufacturing submersible pumps and pump systems used in wastewater applications, was sold to the American company, ITT Industries. Svedala Robot’s net sales in 2001 were approx. EUR 10 million and it employed about 75 people. The Finnish operations of Oy Rolac Ab, a construction equipment distribution company, were transferred to Bilia AB from Sweden on August 31, 2002.

Rolac’s net sales in 2001 were approximately EUR 50 million and it employed about 90 people. The integration of production and distribution operations was mainly concluded by the end of the review period. The focus of the integration process has shifted to the reduction of working capital.

     Seasonal factors affected orders for the third quarter and the value of orders received totaled EUR 1,429 million in the review period. The demand for construction and civil engineering industry products remained relatively good in Europe except for Germany, although there were signs of weakening in the business outlook in certain South European countries at the end of the period. With respect to Asia, the markets in China and India continued to be buoyant, but demand in North America was still weak. On the other hand, the demand for aftermarket services was good and significantly more orders were received in the third quarter than in the two previous quarters. A gradual strengthening in the demand for mining industry products continued in southern hemisphere countries. The order backlog at the end of September was EUR 461 million, a decrease of 8 percent compared with the end of 2001.

Metso Automation

Metso Automation specializes in application networks and systems and field solutions for automation and information management in the process industry, and in services that cover the whole life cycle of automation solutions. The main customer segments are the pulp and paper industry, power generation and distribution, and the hydrocarbon industry.

Metso Automation key figures

	7-9/02	1-9/02	1-9/01	Change
	EUR	EUR	EUR	%

	(In millions)
Net sales	149	455	499	(9)
Operating profit before nonrecurring items and amortization of goodwill	6.1	14.7	20.9	(30)
% of net sales	4.1	3.2	4.2
Operating profit	5.6	11.7	19.0	(38)
% of net sales	3.8	2.6	3.8
Orders received	139	485	505	(4)
		30.9.02	31.12.01
Order backlog		199	182	9

Metso Automation’s net sales for January-September decreased by 9 percent from the comparison period, and totaled EUR 455 million. Aftermarket services accounted for 21 percent of Metso Automation’s net sales.

     Metso Automation’s operating profit before nonrecurring items and amortization of goodwill was EUR 14.7 million, representing 3.2 percent of net sales. The low volumes of pulp and paper industry automation deliveries and the price competition due to over-capacity in the industry led to lower profitability than in the comparison period.

     As a result of profitability improvement measures, annual costs have been cut by about EUR 20 million, while the personnel has been reduced by about 400 from the comparison period.

     New orders worth EUR 485 million were received, which is approximately the same as in the comparison period. The demand for pulp and paper industry and energy industry automation systems remained satisfactory in the main markets in Europe and North America. The demand for field systems was also satisfactory. The order backlog increased by 9 percent from the end of 2001, totaling EUR 199 million at the end of September.

     Metso Automation’s strategy was revised in August. Metso Automation will concentrate in the future on industry-specific process automation that supports Metso’s core businesses, as well as field systems solutions for various industry sectors. Metso Automation’s business will be organized into two business lines. One of the new business lines, Process Automation Systems, will develop and maintain process automation expertise within Metso’s core business areas. The other business line, Field Systems, will be responsible for the development of field systems for various industry sectors, as well as smart, embedded measurement and control solutions, sensors and analyzers for special applications.

     Metso Automation has started cooperation negotiations with the personnel, due to the organizational changes following the revised strategy and other measures initiated to improve profitability.

Metso Ventures

Metso Ventures comprises Metso Panelboard, a supplier of panelboard industry production lines, equipment and machinery; Metso Drives, a supplier of wind turbine gears, paper machine drives, other industrial gears and hydraulic motors; Metso Powdermet, which specializes in materials technology; and Valmet Automotive, a contract manufacturer of specialty cars.

Metso Ventures key figures

	7-9/02	1-9/02	1-9/01	Change
	EUR	EUR	EUR	%

	(In millions)
Net sales	86	266	392	(32)
Operating profit before nonrecurring items and amortization of goodwill	4.0	11.3	22.4	(50)
% of net sales	4.7	4.2	5.7
Operating profit	(1.7)	5.5	21.3	(74)
% of net sales	(2.0)	2.1	5.4
Orders received	91	286	347	(18)
		30.9.02	31.12.01
Order backlog		122	111	10

Metso Ventures’ net sales for January-September decreased by 32 percent from the comparison period and totaled EUR 266 million. The decrease was mainly due to reduced deliveries of panelboard technology as well as gears. Metso Ventures’ operating profit before nonrecurring items and amortization of goodwill decreased from the comparison period and totaled EUR 11.3 million.

     Metso Panelboard’s operating loss before nonrecurring items and amortization of goodwill totaled EUR 14.7 million for January-September. As a result of profitability improvement measures implemented in the third quarter, nonrecurring expenses of EUR 5 million were booked. Metso Panelboard’s restructuring measures are continued with the aim of reaching break-even during the fourth quarter of 2002.

     Metso Drives’ operating profit before nonrecurring items and amortization of goodwill totaled EUR 8.0 million in January-September, while that of Valmet Automotive was EUR 18.7 million.

     The value of orders received by Metso Ventures decreased by 18 percent from the comparison period, and totaled EUR 286 million. However, Metso Panelboard received more orders in the third quarter than in the entire first half. The general uncertainty in the market affected the demand for wind turbine gears, especially in the third quarter, and the orders received decreased by one third compared to the amount received in January-September, 2001. By the end of September, Metso Ventures’ order backlog had grown by 10 percent compared with the order backlog at the end of 2001 and totaled EUR 122 million. Valmet Automotive produced 30,271 cars in January-September, (31,923 cars in 1-9/01).

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. Since these statements are based on current decisions and plans and currently known factors, they involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company. Such factors include, but are not limited to: (1) general economic conditions, including fluctuations in exchange rates and interest levels, which influence the operating environment and profitability of customer industries and groups and thereby the orders received by the company and their margins; (2) the competitive situation, especially significant technological solutions developed by competitors in the company’s business areas; (3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement; and (4) the success of pending and future acquisitions and restructuring and changes in the company’s business strategy.

(The interim review is unaudited)

Consolidated statements of income

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Net sales	1,105	887	3,394	2,906	4,343
Cost of goods sold	(827)	(664)	(2,481)	(2,148)	(3,200)

Gross profit	278	223	913	758	1,143
Selling, general and administrative expenses	(240)	(169)	(757)	(562)	(873)

Operating profit before nonrecurring operating items and amortization of goodwill	38	54	156	196	270
Nonrecurring operating income and expenses	(3)	1	(19)	(12)	4
Amortization of goodwill	(14)	(5)	(43)	(13)	(28)

Operating profit	21	50	94	171	246
Financial income and expenses	(18)	(6)	(55)	1	(24)

Income before extraordinary items and income taxes	3	44	39	172	222
Extraordinary income and expenses	—	—	—	(5)	(8)

Income before taxes	3	44	39	167	214
Income taxes	(2)	(14)	(20)	(55)	(72)
Minority interests	0	(1)	(2)	(4)	(1)

Net income	1	29	17	108	141

Consolidated balance sheets

	Sep 30, 2002	Sep 30, 2001	Dec 31, 2001
	EUR	EUR	EUR

	(Millions)
Fixed assets and financial assets
Intangible assets	1,031	1,000	1,094
Tangible assets	898	858	886
Financial assets	139	260	215
Current assets
Inventories	903	1,072	949
Receivables	1,408	1,714	1,686
Cash and cash equivalents	134	307	212

Total assets	4,513	5,211	5,042

Share capital	232	232	232
Other shareholders’ equity	1,114	1,211	1,237
Minority interests	9	11	7
Long-term liabilities	1,314	634	1,362
Current liabilities	1,844	3,123	2,204

Total shareholders’ equity and liabilities	4,513	5,211	5,042

Net interest bearing liabilities
Long-term interest bearing liabilities	1,167	466	1,179
Short-term interest bearing liabilities	229	1,279	389
Cash and cash equivalents	(134)	(307)	(212)
Other interest bearing assets	(78)	(152)	(105)

Total	1,184	1,286	1,251

Consolidated statements of cash flows

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Cash flows from operating activities:
Net income	1	29	17	108	141
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	50	30	149	93	149
Other	1	11	29	2	(42)
Change in net working capital	55	(53)	(36)	(52)	(13)

Net cash provided by (used in) operating activities	107	17	159	151	235

Cash flows from investing activities:
Capital expenditures on fixed assets	(48)	(28)	(140)	(90)	(154)
Proceeds from sale of fixed assets	13	0	27	12	18
Acquisition of Svedala, net of cash acquired	—	(809)	—	(809)	(804)
Other business acquisitions, net of cash acquired	—	—	—	(6)	(24)
Proceeds from sale of businesses	23	—	34	—	17
Tax consequences on sale of Timberjack	—	—	—	(57)	(85)
(Investments in) proceeds from sale of shares and marketable securities	61	67	79	33	89

Net cash provided by (used in) investing activities	49	(770)	0	(917)	(943)

Cash flows from financing activities:
Dividends paid	—	—	(82)	(81)	(81)
Net funding	(135)	681	(137)	637	446
Other	(1)	(2)	9	38	68

Net cash provided by (used in) financing activities	(136)	679	(210)	594	433

Effect of changes in exchange rates on cash and cash equivalents	(10)	(17)	(27)	(6)	2

Net increase (decrease) in cash and cash equivalents	10	(91)	(78)	(178)	(273)
Cash and cash equivalents at beginning of period	124	398	212	485	485

Cash and cash equivalents at end of period	134	307	134	307	212

Consolidated statement of changes in shareholders’ equity

		Share
	Number	capital	Share		Cumulative	Reserve
	of	(par value	premium	Legal	translation	for own	Other	Retained
	shares	EUR 1.70	reserve	reserve	adjustments	shares	reserves	earnings	Total
	(thousands)	per share)	EUR	EUR	EUR	EUR	EUR	EUR	EUR

	(Millions)
Balance at Dec 31, 2001	136,251	232	14	221	25	1	202	774	1,469

Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	(63)	—	—	—	(63)
Other	—	—	—	(2)	—	—	—	7	5
Net income	—	—	—	—	—	—	—	17	17

Balance at Sep 30, 2002	136,251	232	14	219	(38)	1	202	716	1,346

The distributable funds of Metso Corporation at September 30, 2002 consist of retained earnings (EUR 716 million) excluding accelerated depreciation and untaxed reserves (EUR 59 million) and negative translation differences (EUR 38 million), and other reserves (EUR 202 million), totaling EUR 821 million. At the end of the period Metso Corporation possessed 60,841 of its own shares.

The impact on net income by nonrecurring items and amortization of goodwill

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	1-12/2001
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Restructuring expenses
Metso Paper	(0.2)	—	(7.9)	(9.0)	(14.9)
Metso Minerals	1.1	(3.5)	(5.3)	(3.5)	(16.0)
Metso Automation	0.2	—	(0.7)	—	(8.5)
Metso Ventures	(5.4)	—	(5.4)	—	—
Other expenses
Metso Paper	(0.8)	—	(0.8)	—	—
Metso Minerals	(5.0)	—	(6.9)	—	—
Headquarters and other	—	4.2	—	0.4	(3.8)

Nonrecurring operating expenses	(10.1)	0.7	(27.0)	(12.1)	(43.2)
Gain on sale of listed and other shares
Metso Ventures	—	—	0.6	—	—
Headquarters and other	7.0	—	7.8	—	46.9

Nonrecurring operating income	7.0	—	8.4	—	46.9

Nonrecurring operating income and expenses, net	(3.1)	0.7	(18.6)	(12.1)	3.7
Amortization of goodwill	(14.2)	(4.2)	(43.4)	(12.5)	(27.9)
Expenses related to the temporary financing of the Svedala acquisition (incl. in financing expenses)	—	—	—	—	(4.9)

Nonrecurring items and amortization of goodwill, total	(17.3)	(3.5)	(62.0)	(24.6)	(29.1)
Tax effect	9.6	(5.7)	11.4	(6.2)	5.4

The impact of nonrecurring items and amortization of goodwill on net income	(7.7)	(9.2)	(50.6)	(30.8)	(23.7)
Earnings/share, EUR	0.01	0.22	0.13	0.83	1.09
The impact of nonrecurring items and amortization of goodwill on earnings/share	0.06	0.07	0.37	0.23	0.17
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.07	0.29	0.50	1.06	1.26

Assets pledged and contingent liabilities

	Sep 30, 2002	Dec 31, 2001
	EUR	EUR

	(Millions)
Mortgages on corporate debt	2	2
Other pledges and contingencies
Mortgages	2	2
Pledged assets	—	1
Guarantees on behalf of associated company obligations	0	1
Other guarantees	5	4
Repurchase and other commitments	28	30
Leasing commitments	156	193

Notional amounts, carrying amounts and fair values of derivative financial instruments

	Notional amount		Carrying amount		Fair value

	Sep 30, 2002	Dec 31, 2001	Sep 30, 2002	Dec 31, 2001	Sep 30, 2002	Dec 31, 2001
	EUR	EUR	EUR	EUR	EUR	EUR

	(Millions)
Forward exchange rate contracts	1,382	1,421	33	(23)	57	(29)
Interest rate and currency swaps	13	37	(2)	(7)	(3)	(8)
Currency swaps	104	121	2	(1)	1	(3)
Interest rate swaps	48	22	1	0	2	0
Interest rate futures contracts	45	—	0	—	0	—
Option agreements
Bought	16	112	1	1	1	1
Sold	16	116	0	(1)	0	(1)

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

Key ratios

	Sep 30, 2002	Sep 30, 2001	Dec 31, 2001

Earnings/share, EUR	0.13	0.83	1.09
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.50	1.06	1.26
Equity/share, EUR	9.88	10.59	10.78
Return on equity (ROE), %	1.9	10.9	10.4
Return on capital employed (ROCE), %	5.0	12.9	12.3
Equity to assets ratio, %	31.8	30.0	31.1
Gearing, %	87.3	88.5	84.8

Average number of shares (thousands)	136,190	136,117	136,135

Exchange rates used

	1-9/2002	1-9/2001	1-12/2001	Sep 30, 2002	Sep 30, 2001	Dec 31, 2001

USD (US dollar)	0.9265	0.8957	0.8957	0.9860	0.9131	0.8813
SEK (Swedish krona)	9.1806	9.1820	9.2557	9.1516	9.7321	9.3012
GBP (Pound sterling)	0.6262	0.6222	0.6219	0.6295	0.6220	0.6085
CAD (Canadian dollar)	1.4539	1.3773	1.3867	1.5566	1.4418	1.4077

Formulas for calculation of key ratios

Earnings/share:		Return on equity (ROE), %:

Profit before extraordinary items and income taxes – taxes +/– minority interests Average number of shares during period		Profit before extraordinary items and income taxes – taxes Shareholders’ equity + minority interests (average for period)	x 100

Equity/share:		Equity to assets ratio, %:

Shareholders’ equity Number of shares at end of period		Shareholders’ equity + minority interests Balance sheet total – advances received	x 100

Return on capital employed (ROCE), %:		Gearing, %:

Profit before extraordinary items and income taxes + interest and other financial expenses Balance sheet total – non-interest bearing liabilities (average for period)	x 100	Net interest bearing liabilities Shareholders’ equity + minority interests	x 100

Business area information

Net sales by business area

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	10/2001-9/2002	1-12/2001
	EUR	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	453	523	1,355	1,720	2,018	2,383
Metso Minerals	427	133	1,381	406	1,888	913
Metso Automation	149	177	455	499	649	693
Metso Ventures	86	109	266	392	363	489
Intra Metso net sales	(10)	(55)	(63)	(111)	(87)	(135)

Metso total	1,105	887	3,394	2,906	4,831	4,343

Operating profit (loss) before nonrecurring items and amortization of goodwill by business area

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	10/2001-9/2002	1-12/2001
	EUR	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	14.0	42.8	74.1	142.4	126.7	195.0
Metso Minerals	21.9	9.0	80.8	28.8	96.6	44.6
Metso Automation	6.1	10.0	14.7	20.9	22.5	28.7
Metso Ventures	4.0	(0.4)	11.3	22.4	18.7	29.8
Corporate Headquarters and other	(8.2)	(8.2)	(24.9)	(19.4)	(33.1)	(27.6)

Metso total	37.8	53.2	156.0	195.1	231.4	270.5

Nonrecurring operating items by business area

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	10/2001-9/2002	1-12/2001
	EUR	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	(1.0)	—	(8.7)	(9.0)	(14.6)	(14.9)
Metso Minerals	(3.9)	(3.5)	(12.2)	(3.5)	(24.7)	(16.0)
Metso Automation	0.2	—	(0.7)	—	(9.2)	(8.5)
Metso Ventures	(5.4)	—	(4.8)	—	(4.8)	—
Corporate Headquarters and other	7.0	4.2	7.8	0.4	50.5	43.1

Metso total	(3.1)	0.7	(18.6)	(12.1)	(2.8)	3.7

Amortization of goodwill by business area

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	10/2001-9/2002	1-12/2001
	EUR	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	(2.3)	(2.4)	(7.2)	(7.0)	(9.7)	(9.5)
Metso Minerals	(10.9)	(0.8)	(32.9)	(2.5)	(44.3)	(13.9)
Metso Automation	(0.7)	(0.6)	(2.3)	(1.9)	(3.3)	(2.9)
Metso Ventures	(0.3)	(0.4)	(1.0)	(1.1)	(1.5)	(1.6)

Metso total	(14.2)	(4.2)	(43.4)	(12.5)	(58.8)	(27.9)

Operating profit (loss) by business area

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	10/2001-9/2002	1-12/2001
	EUR	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	10.7	40.4	58.2	126.4	102.4	170.6
Metso Minerals	7.1	4.7	35.7	22.8	27.6	14.7
Metso Automation	5.6	9.4	11.7	19.0	10.0	17.3
Metso Ventures	(1.7)	(0.8)	5.5	21.3	12.4	28.2
Corporate Headquarters and other	(1.2)	(4.0)	(17.1)	(19.0)	17.4	15.5

Metso total	20.5	49.7	94.0	170.5	169.8	246.3

Orders received by business area

	7-9/2002	7-9/2001	1-9/2002	1-9/2001	10/2001-9/2002	1-12/2001
	EUR	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	434	348	1,481	1,407	1,978	1,904
Metso Minerals	415	137	1,429	438	1,864	873
Metso Automation	139	151	485	505	656	676
Metso Ventures	91	72	286	347	379	440
Intra Metso orders received	(22)	(14)	(77)	(88)	(104)	(115)

Metso total	1,057	694	3,604	2,609	4,773	3,778

Personnel by business area

	Sep 30, 2002	Sep 30, 2001	Dec 31, 2001

Metso Paper	10,400	10,387	10,282
Metso Minerals	10,953	12,034	11,725
Metso Automation	4,223	4,666	4,532
Metso Ventures	2,965	3,670	3,586
Corporate Headquarters and other	131	118	117

Metso total	28,672	30,875	30,242

Quarterly information

Net sales by business area

	7-9/2001	10-12/2001	1-3/2002	4-6/2002	7-9/2002
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	523	663	456	446	453
Metso Minerals	133	507	436	518	427
Metso Automation	177	194	151	155	149
Metso Ventures	109	97	95	85	86
Intra Metso net sales	(55)	(24)	(27)	(26)	(10)

Metso total	887	1,437	1,111	1,178	1,105

Operating profit (loss) before nonrecurring items and amortization of goodwill by business area

	7-9/2001	10-12/2001	1-3/2002	4-6/2002	7-9/2002
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	42.8	52.6	31.7	28.4	14.0
Metso Minerals	9.0	15.8	22.0	36.9	21.9
Metso Automation	10.0	7.8	0.1	8.5	6.1
Metso Ventures	(0.4)	7.4	0.2	7.1	4.0
Corporate Headquarters and other	(8.2)	(8.2)	(7.3)	(9.4)	(8.2)

Metso total	53.2	75.4	46.7	71.5	37.8

Nonrecurring operating items by business area

	7-9/2001	10-12/2001	1-3/2002	4-6/2002	7-9/2002
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	—	(5.9)	—	(7.7)	(1.0)
Metso Minerals	(3.5)	(12.5)	(2.8)	(5.5)	(3.9)
Metso Automation	—	(8.5)	—	(0.9)	0.2
Metso Ventures	—	—	—	0.6	(5.4)
Corporate Headquarters and other	4.2	42.7	0.8	—	7.0

Metso total	0.7	15.8	(2.0)	(13.5)	(3.1)

Amortization of goodwill by business area

	7-9/2001	10-12/2001	1-3/2002	4-6/2002	7-9/2002
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	(2.4)	(2.5)	(2.5)	(2.4)	(2.3)
Metso Minerals	(0.8)	(11.4)	(10.2)	(11.8)	(10.9)
Metso Automation	(0.6)	(1.0)	(0.8)	(0.8)	(0.7)
Metso Ventures	(0.4)	(0.5)	(0.3)	(0.4)	(0.3)

Metso total	(4.2)	(15.4)	(13.8)	(15.4)	(14.2)

Operating profit (loss) by business area

	7-9/2001	10-12/2001	1-3/2002	4-6/2002	7-9/2002
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	40.4	44.2	29.2	18.3	10.7
Metso Minerals	4.7	(8.1)	9.0	19.6	7.1
Metso Automation	9.4	(1.7)	(0.7)	6.8	5.6
Metso Ventures	(0.8)	6.9	(0.1)	7.3	(1.7)
Corporate Headquarters and other	(4.0)	34.5	(6.5)	(9.4)	(1.2)

Metso total	49.7	75.8	30.9	42.6	20.5

Capital employed by business area

	Sep 30, 2001	Dec 31, 2001	Mar 31, 2002	Jun 30,2002	Sep 30, 2002
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	594	622	528	611	604
Metso Minerals	1,500	1,525	1,576	1,523	1,429
Metso Automation	276	282	261	244	228
Metso Ventures	129	139	128	129	137
Corporate Headquarters and other	690	476	414	372	353

Metso total	3,189	3,044	2,907	2,879	2,751

Orders received by business area

	7-9/2001	10-12/2001	1-3/2002	4-6/2002	7-9/2002
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	348	497	528	519	434
Metso Minerals	137	435	545	469	415
Metso Automation	151	171	162	184	139
Metso Ventures	72	93	83	112	91
Intra Metso orders received	(14)	(27)	(27)	(28)	(22)

Metso total	694	1,169	1,291	1,256	1,057

Order backlog by business area

	Sep 30, 2001	Dec 31, 2001	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002
	EUR	EUR	EUR	EUR	EUR

	(Millions)
Metso Paper	1,177	1,029	1,094	1,141	1,111
Metso Minerals	535	499	592	504	461
Metso Automation	203	182	193	209	199
Metso Ventures	129	111	101	116	122
Intra Metso order backlog	(59)	(49)	(48)	(45)	(55)

Metso total	1,985	1,772	1,932	1,925	1,838